June 17, 2011

Mr. H. Roger Schwall
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Schwall:

Thank you for your letter of June 13, 2011, addressed to Carol Banducci.  Ms. Banducci has asked me to respond to your letter on her behalf.

Further to your request, IAMGOLD Corporation (“IAMGOLD”) has added to its website the following cautionary language addressed to United States investors concerning references to measured, indicated and inferred resources, which are permitted for reporting purposes in Canada, but not in the United States:

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms on this website, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F.  You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Also, further to your requests, please find enclosed herewith, on CD, technical information supporting the reserves disclosure made in respect of our Niobec and Sadiola mines in IAMGOLD’s Form 40-F filing.

In respect of Niobec, for further information, the technical persons that may be consulted are Steve Thivierge, at (819) 673 – 4694 (ext. 153) and Rejean Sirois, at (450) 677 – 2357.  In respect of Sadiola, Mr. Sirois may be consulted.

IAMGOLD acknowledges that:

(a)	the company is responsible for the adequacy and accuracy of the disclosure in filings;

(b)
staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to filings; and

(c)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions.

Yours truly,

Tim Bradburn
Associate General Counsel
and Corporate Secretary

cc:           Carol Banducci, Executive Vice-President and Chief Financial Officer
Jeffery Snow, Senior Vice-President, General Counsel
Rejean Sirois, Manager, Mine Geology